Exhibit 99.1

News Release #08/2013 2013-05-13

Boleo Project Receives Further Funding and Baja Mining Interest in MMB Adjusted to 15.7 Percent

Vancouver, May 13, 2013 - Baja Mining Corp. ("Baja") (TSX: BAJ - OTCQB: BAJFF) has been informed by Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. ("MMB") that on May 10, 2013, Korea Resources Corporation ("KORES") contributed an additional US$65 million in construction funding to MMB.

This latest funding completes the second of the three committed pro rata contributions of the Phase II Funding requirement to further advance the construction of the Boleo Project, and reduces Baja’s interest in MMB from 20.9% to 15.7%. To date US$384 million of the total US$443 million Phase II Funding requirement have been advanced. Please refer to Baja’s February 12, 2013 news release for further details relating to the Consortium’s Phase II funding commitment.

MMB has also informed the Company that it continues to negotiate with the remaining 2010 Project Financing lenders (excluding US EXIM) an extension of the standstill agreement that expired on April 19, 2013.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604 685 2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the 2012 company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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